Master Money Trust
File Number: 811-21299
CIK Number: 0001186239
For the Period Ending: 03/31/2006

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Government Securities Incorporated, for the year ended March 31, 2006.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

09/30/2005	$25,000	Federal Home Loan Mtg.	4.625%	10/05/2007
10/03/2005	100,000	Federal Home Loan Mtg.	4.705	10/11/2007
01/05/2006	50,000	Federal National Mortgage	4.875	01/11/2008
01/09/2006	50,000	Federal National Mortgage	4.875	01/11/2008
01/11/2006	50,000	Federal National Mortgage	4.875	01/11/2008
01/20/2006	49,750	Federal National Mortgage	4.875	01/11/2008
01/25/2006	75,000	Federal National Mortgage	4.960	02/08/2008